April 26, 2010

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street NE (Mail Stop 4720)

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Nolan:

We have completed the work described in our correspondence dated April 12, 2010 and April 15, 2010.

In our letter dated April 12, 2010, we indicated that deposits and loans on one of our custody systems were erroneously being reported net in our London location. This custody system was acquired as part of a merger and is one of three major custody systems in use by BNY Mellon. The subject system is primarily used in London, Brussels, Amsterdam and the U.S.

As part of completing this work, we determined that certain deposits and loans were also being reported net in the U.S. portions of this custody system. The Brussels and Amsterdam locations are correctly reporting deposits and loans as are our other custody systems.

Our estimation of the amounts that deposits and loans in London and the U.S. would be increased by is indicated in the table below. This estimate is based on the conservative assumption that multiple accounts for the same customer are not permitted to be netted. While we are permitted under U.S. GAAP accounting rules to net the accounts of many of our customers, we are not permitted to net accounts in all cases. Because of the large number of customers involved, it is not practical at the current time to calculate the exact amount that could be netted. We are currently working on a solution to determine where we can net within customer accounts for the preparation of future financial statements. Our March 31, 2010 Form 10-Q will report the amounts on a gross basis.

One Wall Street, New York, N.Y. 10286

(Dollar amounts in millions)

Date	Amounts
3/31/2007(a)	—
6/30/2007(a)	—
9/30/2007
12/31/2007	1,524
3/31/2008	—
6/30/2008	224
9/30/2008(b)	5,878
12/31/2008	670
3/31/2009	235
6/30/2009	1,151
9/30/2009	837
12/31/2009	1,178

(a) There is no adjustment for these quarters because the custody system where deposits and loans were reported incorrectly was acquired in the July 1, 2007 merger with Mellon Financial Corporation.

(b) The larger size of the adjustment at September 30, 2008 compared with other time periods relates to the turmoil in the financial markets following the collapse of Lehman Brothers in the third quarter of 2008.

The above noted amounts were determined to be immaterial by BNY Mellon and our auditors, KPMG LLP for each of the periods presented.

* * * * *

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller, at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name: Thomas P. Gibbons
Title: Chief Financial Officer